UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cott Corporation
__________________________________________________________________________________

(Name of Issuer)

Common Stock, no par value
__________________________________________________________________________________

(Title of Class of Securities)

22163N106
__________________________________________________________________________________

(CUSIP Number)

March 29, 2019
__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
Levin Easterly Partners LLC
83-2400656

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
6,076,346

7. Sole Dispositive Power
0

8. Shared Dispositive Power
8,061,326

9. Aggregate Amount Beneficially Owned by Each Reporting Person
8,061,326

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
5.9%

12. Type of Reporting Person
IA

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
LE Partners Holdings LLC
83-2587475

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
6,076,346

7. Sole Dispositive Power
0

8. Shared Dispositive Power
8,061,326

9. Aggregate Amount Beneficially Owned by Each Reporting Person
8,061,326

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
5.9%

12. Type of Reporting Person
OO

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
LE Partners Holdings II LLC
83-4229605

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
6,076,346

7. Sole Dispositive Power
0

8. Shared Dispositive Power
8,061,326

9. Aggregate Amount Beneficially Owned by Each Reporting Person
8,061,326

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
5.9%

12. Type of Reporting Person
OO

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
LE Partners Holdings III LLC
83-4195384

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
6,076,346

7. Sole Dispositive Power
0

8. Shared Dispositive Power
8,061,326

9. Aggregate Amount Beneficially Owned by Each Reporting Person
8,061,326

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
5.9%

12. Type of Reporting Person
OO

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
LE Partners Holdings IV LLC
83-4246600

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
6,076,346

7. Sole Dispositive Power
0

8. Shared Dispositive Power
8,061,326

9. Aggregate Amount Beneficially Owned by Each Reporting Person
8,061,326

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
5.9%

12. Type of Reporting Person
OO

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
Darrell Crate

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
6,076,346

7. Sole Dispositive Power
0

8. Shared Dispositive Power
8,061,326

9. Aggregate Amount Beneficially Owned by Each Reporting Person
8,061,326

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
5.9%

12. Type of Reporting Person
IN

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
Avshalom Kalichstein

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
6,076,346

7. Sole Dispositive Power
0

8. Shared Dispositive Power
8,061,326

9. Aggregate Amount Beneficially Owned by Each Reporting Person
8,061,326

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
5.9%

12. Type of Reporting Person
IN

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
John Murphy

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
6,081,296

7. Sole Dispositive Power
0

8. Shared Dispositive Power
8,066,276

9. Aggregate Amount Beneficially Owned by Each Reporting Person
8,066,276

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
5.9%

12. Type of Reporting Person
IN

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
Levin Capital Strategies, LP
87-0753486

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
4,950

7. Sole Dispositive Power
0

8. Shared Dispositive Power
4,950

9. Aggregate Amount Beneficially Owned by Each Reporting Person
4,950

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
Less than 1%

12. Type of Reporting Person
IA

EXPLANATORY NOTE

On March 29, 2019, Levin Easterly Partners LLC (“Levin Easterly”) closed the transaction (the “Transaction”) pursuant to an asset purchase agreement under which Levin Easterly acquired Levin Capital Strategies, LP’s (“LCS”) institutional asset management business and related operations, including, the investment advisory accounts serviced by that business and associated assets, liabilities and employees.  The strategies and accounts transferring to Levin Easterly are those “long-only” strategies directly managed by John “Jack” Murphy (“Mr. Murphy”) and an Event Driven strategy managed by Sam Hendel.

As a result of the Transaction, investment advisory agreements for certain managed accounts and sub-investment advisory accounts that hold shares of common stock, no par value (the “Shares”), of Cott Corporation, a Canadian corporation (the “Issuer”), were transferred from LCS to Levin Easterly.

Item 1.

(a)Name of Issuer:

Cott Corporation (the “Issuer”).

(b)Address of Issuer’s Principal Executive Offices:

1200 Britannia Road East, Mississauga, Ontario L4W 4T5

4221 West Boy Scout Boulevard, Suite 400, Tampa, Florida 33607.

Item 2.

(a)Name of Person Filing:

This schedule is being jointly filed by Levin Easterly Partners LLC (“Levin Easterly”), LE Partners Holdings LLC (“LEPH”), LE Partners Holdings II LLC (“LEPH II”), LE Partners Holdings III LLC (“LEPH III”), LE Partners Holdings IV LLC (“LEPH IV”), Mr. Murphy, the Chief Investment Officer of Levin Easterly (“Mr. Murphy”), Darrell Crate, the Chairman and a controlling person of Levin Easterly (“Mr. Crate”), Avshalom Kalichstein, a controlling person of Levin Easterly (“Mr. Kalichstein”), and Levin Capital Strategies, LP (“LCS”) (all of the foregoing reporting persons and entities are sometimes collectively referred to hereinafter as “Filer”). Attached hereto as an exhibit is a copy of the Joint Filing Agreement among the reporting persons and entities.

(b)Address of Principal Business Office:

The address of the principal executive office of each of Levin Easterly, LEPH, Mr. Murphy and LCS is 595 Madison Avenue, 17th Floor, New York, New York 10022.  The address of the principal executive office of each of LEPH II, LEPH III, LEPH IV, and Messrs. Crate and Kalichstein is 138 Conant Street, Beverly, Massachusetts 01915.

(c)Citizenship:

The citizenship or place of organization of each reporting person and entity is as follows: Levin Easterly, LEPH, LEPH II, LEPH III, LEPH IV are limited liability companies organized under the laws of the State of Delaware. Messrs. Murphy, Crate and Kalichstein are citizens of the United States of America.  LCS is a limited partnership organized under the laws of the State of Delaware

11

(d)Title of Class of Securities:

Common Stock, no par value.

(e)CUSIP Number:

22163N106

Item 3.If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☒(e)An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)☐An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Levin Easterly

(a)Amount beneficially owned: 8,061,326

(b)Percentage of Class: 5.9%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 6,076,346

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 8,061,326

LEPH

(a)Amount beneficially owned: 8,061,326

(b)Percentage of Class: 5.9%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 6,076,346

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 8,061,326

LEPH II

(a)Amount beneficially owned: 8,061,326

(b)Percentage of Class: 5.9%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

12

(ii)Shared power to vote or direct vote: 6,076,346

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 8,061,326

LEPH III

(a)Amount beneficially owned: 8,061,326

(b)Percentage of Class: 5.9%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 6,076,346

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 8,061,326

LEPH IV

(a)Amount beneficially owned: 8,061,326

(b)Percentage of Class: 5.9%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 6,076,346

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 8,061,326

Darrell Crate

(a)Amount beneficially owned: 8,061,326

(b)Percentage of Class: 5.9%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 6,076,346

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 8,061,326

Avshalom Kalichstein

(a)Amount beneficially owned: 8,061,326

(b)Percentage of Class: 5.9%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 6,076,346

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 8,061,326

John “Jack” Murphy

(a)Amount beneficially owned: 8,066,276

(b)Percentage of Class: 5.9%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 6,081,296

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 8,066,276

13

Each of Messrs. Murphy, Crate and Kalichstein disclaims beneficial ownership of the securities reported herein.

LCS*

(a)Amount beneficially owned: 4,950

(b)Percentage of Class: Less than 1%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 4,950

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 4,950

*Amounts set forth above include only those Shares of the Issuer held in an account managed by Mr. Murphy for whom LCS acts as investment manager and do not include any other Shares of the Issuer beneficially owned by LCS for which Mr. Murphy does not have investment discretion or voting power.

Item 5.Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.Ownership of More Than Five Percent on Behalf of Another Person.

Various separately managed accounts for whom Levin Easterly acts as investment manager have the right to receive dividends from, and the proceeds from the sale of, 8,061,326 shares. A separately managed account for whom LCS acts as investment manager has the right to receive dividends from, and the proceeds from the sale of, 4,950 shares. Amounts set forth above include only those Shares of the Issuer held in an account managed by Mr. Murphy for whom LCS acts as investment manager and do not include any other Shares of the Issuer beneficially owned by LCS for which Mr. Murphy does not have investment discretion or voting power.

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

ITEM 8.Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2019	LEVIN EASTERLY PARTNERS LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Chairman

LE PARTNERS HOLDINGS LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS II LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS III LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS IV LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

	By:	/s/ Darrell Crate
Name: Darrell Crate

By:	/s/ Avshalom Kalichstein
Name: Avshalom Kalichstein

By:	/s/ John Murphy
Name: John Murphy

LEVIN CAPITAL STRATEGIES, LP

By:	/s/ John A. Levin
Name: John A. Levin
Title: Chairman and Managing Member